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                                                                      EXHIBIT 20

                                                  FOR IMMEDIATE RELEASE

CONTACT:             Brian Muys, Public Relations Director
                     703/709-5200, x3829
                     Brian_Muys@bestsoftware.com

                     David Crum, Investor Relations Director
                     703/709-5200, x3202
                     david_crum@bestsoftware.com

                     Mike Neumeier, Duffey Communications
                     404/266-2600
                     miken@duffey.com

               BEST SOFTWARE ANNOUNCES COMPLETION OF TENDER OFFER
                SUPPORTING MERGER AGREEMENT WITH SAGE GROUP PLC

RESTON, VA., FEB. 14, 2000 - Best Software, Inc. (Nasdaq: BEST), a leading provider of human resources, payroll, fixed asset and planning solutions, today announced that, as of 12:00 am EST, February 11, 2000, approximately 97 percent of its shareholders had tendered their shares to The Sage Group plc, a leading worldwide supplier of accounting solutions. Payment for the tendered Best Software shares is scheduled to commence on February 15, 2000. Sage has announced its intention to acquire the balance of the Best Software shares under the terms of the merger agreement as soon as possible.

The $35 per share all-cash deal, announced January 13, 2000, is valued at approximately $445 million. Best Software will become a wholly-owned subsidiary of Sage Group and operate as part of Sage US, Inc.

"The prompt and positive response of our shareholders is a resounding testament to the compelling strategic advantages of this deal for both Best Software and Sage," said Tim Davenport, president, CEO and chairman. "Separately, we were already among the fastest-growing and most successful companies in the industry. Together, we will create an even more formidable provider of mid-market to enterprise-class e-business solutions for virtually any critical financial or workforce management application."


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Sage/2

ABOUT SAGE

The Sage Group plc is the largest supplier of mainstream PC accounting software to small and mid-market companies in the world. Formed in 1981, The Sage Group plc now employs over 2,500 people worldwide in its market-leading companies in the UK, France and Germany and the US.

ABOUT BEST SOFTWARE

Best Software, with more than 50,000 customers worldwide and offices in the US, Canada and Europe, develops solutions which enable organizations to transform the way they manage their HR, fixed asset and planning and budgeting processes. Its scalable, cost-effective solutions complement core financial management systems and support the full spectrum of Microsoft(R) platforms, including Windows(R) 95, Windows(R) 98, Windows NT(R) and BackOffice(R). For further information, call 800/368-2499, send an email to vacustserv@bestsoftware.com or access our web site at www.bestsoftware.com.

                                      # # #

Forward-looking statements in this release, including statements regarding the delivery and integration of new products and services and expectations for revenue and earnings, are based on information available to the Company as of the date hereof. Such forward looking statements are made only as of the date hereof. The Company's actual results could differ materially from those stated or implied by such forward looking statements due to risks and uncertainties associated with fluctuations in the Company's quarterly operating results, concentration of the Company's product offerings, development risks involved with new products and technologies, competition, and other risk factors disclosed in the Company's filings with the Securities and Exchange Commission.

Sage is a trademark of The Sage Group plc. Best Software and the Best logo are registered trademarks of Best Software, Inc. Microsoft, Windows, Windows 95, Windows 98, Windows NT, and BackOffice are registered trademarks and SQL Server is a trademark of Microsoft Corporation.